EXHIBIT 8.1

LIST OF SUBSIDIARIES

Jurisdiction of Organization

NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.	Canada

NOVA Chemicals Inc.	Delaware, USA

NOVA Petrochemicals Ltd.	Alberta, Canada

NC Holdings USA Inc.	Delaware, USA

The names of particular subsidiaries have been omitted, because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.